UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

CONSOLIDATED FORM

Managers and Related Person’s Negotiation – Article 11 -  CVM Instruction # 358/2002

On October, 2010 only the following transactions involving securities and derivatives were carried out, pursuant to Article 11 Instruction # 358/2002:

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	(X ) Board of Directors	( ) Executive Officers	( ) Audit Committee	( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description	Quantity	% of participation
Same Type/ Class	Total
Shares	Commom shares	225	0,00%	0,00%
Shares	Preferred shares	188	0,00%	0,00%
Shares	UNIT’S	27657	0,00%	0,00%
Debenture Commited	SUDA15	0

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Closing Balance

Security/ Derivative	Security Description	Quantity	% de participation
Same Type Espécie/ Class	Total
Shares	Commom shares	225	0,00%	0,00%
Shares	Preferred shares	188	0,00%	0,00%
Shares	UNIT’S	27657	0,00%	0,00%
Debenture Committed	SUDA15	0

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors	(X ) Executive Officers	( ) Audit Committee	( ) Technical or Advisory

Opening Balance

Security/ Derivative	Security Description	Quantity	% de participation
Same Type/ Class	Total
Shares	Commom shares	208443	0,00%	0,00%
Shares	Preferred shares	182926	0,00%	0,00%
Shares	UNIT’S	172358	0,00%	0,00%
Debenture Committed	AMRO14	4
Debenture Committed	AMRO15	53
Debenture Committed	AMRO16	227
Debenture Committed	STBA11	906
Debenture Committed	STBA13	71

Debenture Committed	SUDA14	63
Debenture Committed	SUDA15	17501

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
Debenture Committed	AMRO16	Sale	6	R$ 94,241.00
Debenture Committed	STBA11	Sale	80	R$ 151,920.00
Debenture Committed	SUDA15	Sale	305	R$ 398,614.00

Closing Balance

Security/ Derivative	Securities Description	Quantity	% de participation
Same Type/ Class	Total
Shares	Commom shares	208443	0,00%	0,00%
Shares	Preferred shares	182926	0,00%	0,00%
Shares	UNIT’S	172358	0,00%	0,00%
Debenture Committed	AMRO14	4	0,00%	0,00%
Debenture Committed	AMRO15	53	0,00%	0,00%
Debenture Committed	AMRO16	221	0,00%	0,00%
Debenture Committed	STBA11	826	0,00%	0,00%
Debenture Committed	STBA13	71	0,00%	0,00%
Debenture Committed	SUDA14	63	0,00%	0,00%
Debenture Committed	SUDA15	17196	0,00%	0,00%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors	( ) Executive Officers		( ) Audit Committee		(x) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	UNIT’S				810	0,00%	0,00%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
-		-			-	-

Closing Balance

Security/ Derivative	Características dos Títulos	Quantity	% de participation
			Same Type/ Class	Total
Shares	UNIT’S	810	0,00%	0,00%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors (X) Controlling Shareholder	( ) Executive Officers	( ) Audit Committee			( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	Commom shares				174,700,972,307	0%	0%
Shares	Preferred shares				150,024,316,265	0%	0%
Shares	Units				4,744,994	0%	0%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amont(R$)
ADS	BSBR	Santander investment Securities (“SIS”)	Sale	29	103,112	14.60	US$ 1,505,435.20
ADS	BSBR	SIS	Sale	29	1,500	14.602	US$ 21,903.75
ADS	BSBR	SIS	Sale	29	39,900	14.605	US$ 582,739.50

Closing Balance

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	Commom shares				174,700,972,307	0%	0%
Shares	Preferred shares				150,024,316,265	0%	0%
Shares	Units				7,744,994	0%	0%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 10, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer